

Mark Shapiro

Chief Executive Officer

Forward Looking Statements



The information contained in this presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, Six Flags' success in implementing its business strategy. Although Six Flags believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including factors impacting attendance, such as local conditions, events, disturbances and terrorist activities, risk of accidents occurring at Six Flags' parks, adverse weather conditions, general economic conditions (including consumer spending patterns), competition, pending, threatened or future legal proceedings and other factors could cause actual results to differ materially from Six Flags' expectations. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained under the caption "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Six Flags' Annual Report on Form 10-K for the year ended December 31, 2007, which is available free of charge on Six Flags' website http://www.sixflags.com. Additionally, the company uses non GAAP measures, such as Adjusted EBITDA and Free Cash Flow. Reconciliations of these measures to GAAP can also be found on the company's website.

Introduction to Six Flags

Welcome to Six Flags!



- ▶ **Six Flags is the world's largest regional theme park company**
  - Approximately 25M guests annually
  - Operates 20 theme/water parks in North America[1]

- ▶ **Six Flags appeals to a broad demographic, with 75% of our customers within 100 miles of our parks**



6%
19%
9%
66%

- ■ Caucasian
- ■ Hispanic
- ■ African American
- ■ Asian/Other



4% 6% 2%
5%
7%
31%
20%
25%

- ■ 0-25 miles
- ■ 26-50 miles
- ■ 51-100 miles
- ■ 101-150 miles
- ■ 151-200 miles
- ■ 201-300 miles
- ■ 300+ miles in US
- ■ Other Countries



4%
17%
22%
31%
26%

- ■ age 3-11
- ■ age 12-17
- ■ age 18-34
- ■ age 35-49
- ■ age 50+

75% of our consumers claim their primary reason for attending is to spend time with family and friends

[1] 21 parks including Six Flags New Orleans, which will not open in 2008
Demographic Reports Source: ATS November 2007 YTD Survey

Expansive Geographic Footprint



Six Flags serves 7 of the top 10 metro areas and reaches 9 of the top 10 DMAs

San Francisco

St. Louis

Chicago

Lake George

New England

New York/Philadelphia

Washington DC

Los Angeles

Atlanta

San Antonio

Louisville

Dallas

Six Flags' other North American parks are La Ronde (in Montreal) and Six Flags Mexico (in Mexico City)

5

2006: Clean-up the Parks



▶ Improved Guest Experience

▶ Increased Total Revenue Per Capita by 14%

▶ Built Corporate Alliance sales team and grew revenue from $16M under contract to $26M by year end

▶ Brought numerous name brand offerings into the parks (including Papa John's, Coldstone Creamery and Kodak)

  

▶ Negotiated/closed sale of 10 parks for ~ $400M (implied Adjusted EBITDA multiple of ~ 11x)

2007: Broaden the Offering

► Implemented capital plan to broaden the family offering (e.g., Wiggles Worlds, Thomas Towns, Cirque Coobrila, Tony Hawk Spinning Coasters, Operation Spy Girl)

► Implemented Staffing Initiative to improve recruitment, training, retention and efficiency, all aimed at improving guest service

► Key Guest Satisfaction scores at all time highs

► Grew Total Revenue Per Capita 3% (17% cumulative growth in 2 yrs)

► Grew Sponsorship revenue to $38M ($22M cumulative growth in 2 yrs)

► Refinanced $1.1B Senior Secured debt with more flexible covenants, lower interest rates, and extended maturities

► Invested in IT infrastructure to position Six Flags for growth (e.g., POS, Six Flags Media Networks)

► Completed strategic investment in *dick clark productions, inc.* and acquisition of the minority interest in Six Flags Discovery Kingdom (San Francisco)

dick clark productions "DCP" Investment

- ▶ Attractive investment opportunity with meaningful growth potential at a favorable price ($40M investment for LTM Adjusted EBITDA of $7M)

- ▶ Content synergies through leveraging the DCP library across our portfolio of parks via Six Flags Media Networks at no additional cost

- ▶ Cost efficiencies by utilizing DCP programming in lieu of more expensive live shows in our theaters

- ▶ Expansive content for packaged sponsorship opportunities

- ▶ Promotional benefits of utilizing tickets to exclusive DCP television events to drive sales of season passes, groups, etc.

- ▶ Leverage DCP programming and music relationships to enhance Six Flags' product offerings and drive attendance

2008 Key Initiatives

2008 : Drive Core Business, Grow New Revenue Streams, Control Costs



▶ A Thrilling Capital Program

- Includes 7 coasters in 7 parks

▶ More efficient, targeted marketing plan

▶ Continued growth in per capita spending

▶ Grow high margin Sponsorship and Licensing revenue streams

▶ Full year benefit of DCP investment and Discovery Kingdom acquisition

▶ Substantial productivity and cost efficiencies

2008 Expense Reductions



▶ Reduce cash Operating Expenses (excluding cost of sales) by $50M

▶ Approximately $25M of reductions are marketing-related

- Moving from 3 to 2 advertising agencies

- Less radio, more on-line spending

- Concentrating spending into Spring and early Summer Season

▶ Approximately $25M of reductions are operationally-related

- Reduced full-time headcount primarily through an Early Retirement Program

- Labor savings through rollout of our "real-time" Seasonal Labor Tracking System

- Cost savings associated with the removal of inefficient rides and attractions

International Opportunities



- ▶ Six Flags has concluded its first international licensing agreement for a Six Flags theme park to be developed in Dubai

- ▶ We have also entered into a 1-year exclusivity agreement with respect to a potential Six Flags theme park/resort development in China

- ▶ We are in discussions concerning several other international theme park development opportunities:

  - Middle East

  - India

  - East Asia

- ▶ International theme park development opportunities may include fees for:

  - Regional exclusivity

  - Theme park design and development

  - Brand licensing

  - Management services

- ▶ No plan to invest capital; therefore, purely incremental high-margin cash flow for Six Flags



Jeff Speed

EVP & Chief Financial Officer

Financial Overview

Selected Performance Metrics



Attendance* (millions)



27.9	28.2	27.5	28.7	24.8	24.9
2002	2003	2004	2005	2006	2007

Total revenue per capita*



$31.55	$31.30	$31.95	$33.35	$38.07	$39.06
2002	2003	2004	2005	2006	2007

Attendance

- ▶ The Company experienced limited attendance growth from 2002 to 2005
- ▶ Attendance has declined as the Company has re-positioned the brand
- ▶ Average attendance over the past 6 years is 27 million

Total revenue per capita

- ▶ Cumulative growth of 6% from 2002 to 2005
- ▶ Total revenue per capita increased 17% from 2005 to 2007, driven by improved products, higher price points and sponsorship revenue

*Excludes parks sold and certain non-recurring costs. Years 2003-2005 include the Six Flags New Orleans park, which did not operate in 2006 or 2007, and will not operate in 2008

14

Selected Financial Metrics



Adjusted EBITDA ($M)*



261	195	190
2005	2006	2007

Capital Expenditures ($M)*



163	123	116
2005	2006	2007

Free Cash Flow ($M)*



2005	2006	2007
-115	-147	-171

* Excludes parks sold and certain non-recurring costs

Adjusted EBITDA

▶ Six Flags experienced Adjusted EBITDA declines in 2006 and 2007, driven by increased costs to improve the product

Capital Expenditures

▶ Annual capital spending has been significantly reduced

▶ A minimum amount of capital expenditures will always be required in order to maintain existing assets and attendance base

Free Cash Flow**

▶ Six Flags has historically generated negative free cash flow

▶ In recent years, Six Flags has relied on asset sales to generate liquidity

** "Free Cash Flow", a non GAAP measure, is defined as Adjusted EBITDA less cash interest, cash taxes, cash paid for debt issuance costs, dividends, and capital expenditures

15

Financial Developments



- 4Q 2007 Reduction in Stockholder's Equity

  - Company adopted EITF Topic D-98, resulting in a $252.6M stockholder's deficit.

  - Deficit is a result of reflecting the full redemption prices of the limited partnership units related to Six Flags Over Georgia and Six Flags Over Texas that can be put to Six Flags as "mezzanine equity"

- No change to Income Statement, Cash Flows or economic impact on the Company as it relates to the Partnership Parks

2007 to 2008 "Bridge"



	(in $M)
2007 Adjusted EBITDA	$190
plus OpEx Savings	50
plus Increase in Sponsorship and Licensing	13
plus Increase in Guest Spending Per Caps	10
plus Full-Year Impact of DCP and SFDK	7
2008 "Flat" Adjusted EBITDA*	**270**
less CapEx	(100)
less Cash Interest, 1Q PIERS Dividend and Taxes	(180)
2008 "Flat" Free Cash Flow*	**($10)**

* Assumes no attendance growth. Does not include $15M of remaining 2008 PIERS dividend payments. Declaration and payment is at the discretion of the Board.

Free cash flow neutral with ~ 1% attendance growth to 25.2 million in 2008, or an additional ~ 1% per capita guest spending increase

2008 Q1 Preview



▶ Revenues increased by 35% over 2007 performance

- Company benefited from Easter Holiday shift, resulting in 19% attendance growth

- Per Capita guest spending increased 13% over Q1 2007

▶ Guest spending increases were across the board

▶ Cash Operating Expenses improved by 6%, or $8M

▶ Favorable Comparisons to 2005, the last year Easter was a Q1 Event

Q1 Performance
'08 vs. '07 & '05



| | (In $'s millions) | | | 2008 Better/(Worse) Than | | | |
| | | | | 2007 | | 2005 | |
	2008	2007	2005	$$	%	$$	%
STATISTICS							
Op Days	179	156	187	23	15%	(8)	(4%)
Attendance (in millions)	1.4	1.2	1.5	0.2	19%	(0.1)	(5%)
Total Rev Per Cap	$47.11	$41.51	$32.62	$5.60	13%	$14.49	44%
FINANCIALS							
Total Revenue	68.2	50.7	49.5	17.6	35%	18.7	38%
Cost of Sales	6.1	4.5	4.9	(1.6)	(36%)	(1.2)	(24%)
Gross Margin	62.1	46.2	44.5	15.9	35%	17.5	39%
Operating Exp	116.5	124.1	109.0	7.6	6%	(7.5)	(7%)
EBITDA	(54.4)	(77.9)	(64.4)	23.5	30%	10.0	16%
EinE / Min Int EBITDA	0.5	9.1	5.3	(8.5)	(94%)	(4.8)	(90%)
Adjusted EBITDA	($53.9)	($68.9)	($59.1)	$15.0	22%	$5.2	9%

Debt Maturity Profile



	2008	2009	2010	2011	2012	2013	2014	2015
Original	1,022	288	300	0	0	388	504	299
Current	9	296	289	9	9	658	473	1,066

PIERS and 2010 Maturities



- ▶ Six Flags has various potential alternatives to address the $288M PIERS due in August 2009 and the $280M 8.875% Notes due February 2010

  - $300M uncommitted optional Term Loan

  - Refinancing or exchange/extension

  - Asset Sales (excess land and/or parks)

  - New Orleans Insurance claim

- ▶ Potential Delaware Law restrictions on dividends and/or redemption of the PIERS

Future Growth Potential

Future Growth Potential



- **2011 Scenario 1 Assumptions:**

  - Theme Park revenue growth at forecasted CAGR of 3.9%*

  - Sponsorship and International Revenue reaches $100M

  - Cost of Goods Sold is 9% of Theme Park revenue

  - Operating Expense growth at 4.5% CAGR off 2008 guidance

	2007	**2011**	**CAGR**
Total Revenue (M)	$973	$1,190	5.2%
Cost of Goods Sold	81	100	5.3%
Cash Operating Expenses	664	700	1.3% / 4.5%**
Minority Interest	38	40	1.2%
Adjusted EBITDA	$190	$350	16.6%
Capex, Interest, Taxes and Other	361	300	-4.5%
Free Cash Flow (M)	($171)	$50	
Consol. Leverage (excl. PIERS)	11.6x	6.3x	
Consol. Leverage (incl. PIERS)	13.1x	7.1x	

*Source – 2007 PricewaterhouseCoopers Global Entertainment and Media Outlook 2007-2011
** Operating Expense CAGR is 1.3% from 2007-2011 or 4.5% off 2008 guidance of $614M

Future Growth Potential



▶ <u>2011 Scenario 2 Assumptions:</u>

- Attendance reaches 6-year historical average of 27M

- Total revenue per capita reaches $47.00

- Cost of Goods Sold is 8.5% of revenue

- Operating Expense growth at a 5.5% CAGR off 2008 guidance

	2007	**2011**	**CAGR**
Total Revenue (M)	$973	$1,269	6.9%
Cost of Goods Sold	81	109	7.5%
Cash Operating Expenses	664	720	2.1% / 5.5%*
Minority Interest	38	40	1.2%
Adjusted EBITDA	$190	$400	20.6%
Capex, Interest, Taxes and Other	361	300	-4.5%
Free Cash Flow (M)	($171)	$100	
Consol. Leverage (excl. PIERS)	11.6x	5.5x	
Consol. Leverage (incl. PIERS)	13.1x	6.2x	

* Operating Expense CAGR is 2.1% from 2007-2011 or 5.5% off 2008 guidance of $614M